IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

March 28, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No. 10 to Registration Statement on Form S-4
Filed February 6, 2025
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated February 18, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 10 to Registration Statement on Form S-4

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance

Sheet, page 176

1.	We note from your disclosures in pro forma note (3) that IGTA's legal and SEC filing fees will be recorded as a reduction to additional paid-in capital. Please explain your basis for recording costs incurred by the SPAC in a reverse recapitalization transaction as a reduction in equity. In this regard, costs incurred by the SPAC to consummate the merger are generally expensed as incurred unless the costs relate to the SPAC issuing debt or equity. In your response, please provide the specific guidance considered and clarify which entity will be responsible for settling such costs.

Response: The transaction costs incurred by SPAC to consummate the merger should be expensed and included in pro forma condensed combined statements of operations. Such accounting treatment is consistent with SAB Topic 5.A. The settlement of these costs will be responsible by SPAC. We respectfully advise the Staff that the disclosures on pages 177,178, 180, 182 and 183 of the Amended Registration Statement have been revised accordingly in accordance with the Staff’s comment.

2.	You state in pro forma note (3) that $300,000 of Inception Growth's transaction fees are expected to be paid in cash. However, based on adjustment (3) to cash in the pro forma balance sheet, it appears that $400,000 of such costs will be paid in cash. Please revise or explain.

Response: We respectfully advise the Staff that the disclosures on pages 182 of the Amended Registration Statement have been revised accordingly in accordance with the Staff’s comment.

Executive Compensation of AgileAlgo, page 196

3.	Please revise to disclose the compensation of the executive officers of AgileAlgo in tabular format. Clarify whether Lee Wei Chiang Francis, the Chief Commercial Officer, was paid any compensation in fiscal years 2023 or 2024 and whether the company intends to enter into an employment agreement with Lee Wei Chiang Francis as Co-Chief Executive Officer. Also clarify who serves as the company's principal financial officer for AgileAlgo.

Response: The Company respectfully acknowledges the Staff’s comment and has revised to disclose compensation of executive officers of AgileAlgo in order to present this disclosure in tabular format, and has clarified the references to the referenced officer and principal financial officer. In addition, the Company has filed the employment agreement with the referenced officer, and also filed forms of employment agreements for the Co-Chief Executive Officers. Please see revised exhibits, and revised disclosure beginning on page 202, and pages 204, 208, 209, 210, 213 and 214, of the Amended Registration Statement.

Please direct any questions or comments regarding this correspondence regarding the Company to Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 (917) 974-3190, on behalf of Inception Growth, and Nahal A. Nellis of Ellenoff Grossman & Schole LLP at nnellis@egsllp.com or +1 (917) 975-4338, on behalf of AgileAlgo, if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director